UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SMARTHEAT, INC.
(Name of Issuer)

Common Stock, par value $.001
(Title of Class of Securities)

83172F203
(CUSIP Number)

William J & Mary Ann P McGrath Foundation	Robert Newman, Esq.
c/o William J. McGrath, Trustee 65 West Jackson Blvd. #128 Chicago, IL 60604 (312) 857-7493	Newman & Morrison LLP 44 Wall Street, 20th Floor New York, NY 10005
(212) 248-1001

(Name, Address and Telephone Number of Persons Authorized to
 Receive Notices and Communications)

October 12, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. William J. McGrath
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) Cash available for investment
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 300,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 300,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 300,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.0%
14	Type of Reporting Person IN

1	Names of Reporting Persons. Mary Ann P. McGrath
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) Cash available for investment
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 300,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 300,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 300,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.0%
14	Type of Reporting Person IN

1	Names of Reporting Persons. William J & Mary Ann McGrath Foundation
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) Cash available for investment
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 300,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 300,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 300,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.0%
14	Type of Reporting Person OO

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”), of SmartHeat, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is A-1, 10, Street 7, Shenyang Economic and Technological Zone, Shenyang China 110027.

Item 2.  Identity and Background

(a)
This statement is being filed by William J. McGrath and Mary Ann P. McGrath (collectively, the “Reporting Individuals”) and the William J & Mary Ann P McGrath Foundation (together with the Reporting Individuals, the “Reporting Persons). The Reporting Individuals serve as the co-trustees for the William J & Mary Ann P McGrath Foundation, a foundation organized under the laws of Illinois. Currently, the only trustees of the William J & Mary Ann P McGrath Foundation are the Reporting Individuals.

(b)	The business address of the Reporting Persons is: 65 West Jackson Blvd. #128, Chicago, IL 60604.

(c)	William J. McGrath is a managing director of Nimbus Strategies LLC, a consultancy. Mary Ann P McGrath is the spouse of William J. McGrath.

(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Reporting Individuals is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

On April 23, 2012, the Issuer entered into a restructuring agreement (the “Restructuring Agreement”) with Nimbus Restructuring Manager LLC (“Nimbus”) for Nimbus to provide certain restructuring services to the Issuer. Pursuant to the Restructuring Agreement, Nimbus, among other provisions, was to be issued an aggregate of 300,000 restricted shares of the Issuer’s Common Stock at a price of $0.05 per share (the “Shares”). Upon approval of the Issuer’s Board of Directors for the issuance of the Shares, and payment for the Shares, the Shares were issued to the William J & Mary Ann P McGrath Foundation, Nimbus’s designee for the Shares, on October 12, 2012.

The Shares, pursuant to a stock restriction agreement dated October 10, 2012, are restricted from transfer other than under a registration statement declared effective by the Securities and Exchange Commission or in a privately negotiated transaction that is exempt from the registration requirements of the Securities Act of 1933, as amended, where the transferee has agreed to the transfer restrictions. Further, the Shares are subject to a certain restrictions, including a repurchase right whereby the Issuer has the right to repurchase the Shares at a price per share equal to $0.20 per share until January 31, 2013, $0.40 per share until September 30, 2013, $0.60 per share until June 30, 2014, $0.80 per share until March 31, 2105, and $1.00 per share until January 31, 2016.

Item 4.  Purpose of Transaction

The Shares were acquired by the William J and Mary Ann P McGrath Foundation for investment purposes in accordance with the stock restriction agreement referenced in Item 3.

Item 5.  Interest in Securities of the Issuer

(a)	See Items 11 and 13 of the cover page to this Schedule 13D for the aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons.

(b)
See Items 7 through 10 of the cover page to this Schedule 13D for the number of shares of Common Stock beneficially owned by the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition and shared power to dispose or to direct the disposition.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as disclosed herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The Reporting Persons have not pledged any securities of the Issuer nor do the Reporting Persons hold any securities of the Issuer, other than as disclosed herein, subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.  Material to be Filed as Exhibits

Exhibit	Description
Exhibit A	Joint Filing Agreement, dated October 16, 2012, by and among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 16, 2012	By:	/s/ William J. McGrath
	Name:	William J. McGrath

Date: October 16, 2012	By:	/s/ Mary Ann P. McGrath
	Name:	Mary Ann P. McGrath WILLIAM J & MARY ANN P MCGRATH FOUNDATION

Date: October 16, 2012	By:	/s/ William J. McGrath
	Name:	William J. McGrath, Co-Trustee

	By:	/s/ Mary Ann P. McGrath
	Name:	Mary Ann P. McGrath

EXHIBIT A

Joint Filing Agreement

This Joint Filing Agreement is dated as of October 16, 2012 among William J. McGrath, Mary Ann P. McGrath and the William J and Mary Ann P McGrath Foundation.

WHEREAS, pursuant to Rule 240.13d-1(k) promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties hereto have decided to satisfy their filing obligations under the Exchange Act by a single joint filing;

NOW THEREFORE, the parties hereto agree as follows:

1.    The Schedule 13D with respect to SmartHeat, Inc. to which this agreement is attached as Exhibit A (the “Schedule 13D”) is filed on behalf of each of the parties hereto.

2.    Each of the parties hereto is eligible to use the Schedule 13D.

3.    Each of the parties hereto is responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person or entity contained in the Schedule 13D; provided that each person or entity is not responsible for the completeness or accuracy of the information concerning any other person making such filing contained in the Schedule 13D, unless such person or entity knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties hereto have executed this Joint Filing Agreement as of the date first above written.

WILLIAM J. MCGRATH

/s/ William J. McGrath

MARY ANN P. MCGRATH

/s/ Mary Ann P. McGrath

WILLIAM J AND MARY ANN P MCGRATH FOUNDATION

/s/ William J. McGrath
By: William J. McGrath
Co-Trustee

/s/ Mary Ann P. McGrath
By: Mary Ann P. McGrath
Co-Trustee